DC

No Act
P.E. 12-9-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004537

January 7, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 1-7-2003

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by the SEIU Master Trust. We also have received a letter from the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Anna Burger
International Secretary-Treasurer
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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rmueller@gibsondunn.com

RECEIVED
2002 DEC 10 AM 11:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 9, 2002

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 38126-00456

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Service Employees International Union*
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard HP ("HP"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal (the "Proposal") received from Service Employees International Union (the "Proponent"). The Proposal, which is dated December 4, 2002, is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before HP files its definitive 2003 Proxy Materials with the Commission.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2003 Proxy Materials on the bases set forth below.

As discussed more fully below, HP believes that the Proposal may properly be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3), because the Proposal (including the

Supporting Statement) violates proxy rules in that it is false and misleading. Alternatively, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the Proposal, which are set out below, may be omitted from HP's 2003 Proxy Materials as they are materially false and misleading under Rule 14a-8(i)(3).

I. The Proposal Contains Materially False and Misleading Statements in Violation of the Proxy Rules. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(3).

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because the Proposal contains numerous statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareowner proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." SLB 14.

As set forth below, the Proposal contains the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff permit the exclusion and/or revision of the statements discussed below.

A. The Supporting Statement's Assertions regarding an Employment Agreement between HP and Michael Capellas are Materially False or Misleading in Violation of the Proxy Rules.

The Supporting Statement contains false and misleading references to and innuendo regarding an employment agreement that HP allegedly entered into with former HP executive Michael Capellas. For example:

- The fourth paragraph of the Supporting Statement states, "We recognize that severance agreements such as those the Company entered into with Mr. Capellas may be appropriate in some circumstances."

- The first sentence in the third paragraph states, "Capellas' compensation agreement, amended in the midst of merger discussions between HP and Compaq, provided incentive for Capellas to leave the company soon after the merger."

Shareowners reading these statements would infer that HP had negotiated and signed an employment agreement with Mr. Capellas that provided (in the Proponent's view) inappropriate compensation. However, these statements omit a material fact – that Mr. Capellas' employment agreement was negotiated with the pre-acquisition Compaq Board of Directors while Mr. Capellas was at Compaq Computer Corporation, not while he was an executive of HP. In fact, HP never entered into an employment agreement with Mr. Capellas. Mr. Capellas was an executive of Compaq, which entered into and subsequently amended an employment agreement with him before Compaq was acquired by HP.[1] Thereafter, when Compaq was acquired by HP, HP assumed the agreement by operation of law.

The note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Inflammatory statements and innuendo have long been excludable under this provision. *See Detroit Edison Co.* (avail. March 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); *Weirton Steel Corp.* (avail. April 21, 2000) (shareowner proposal, which requests that the board of directors of this company amend the company's charter and by-laws so that directors and officers of the company are held accountable for the decisions which they make, may be omitted from the company's proxy material under rule 14a-8(i)(3) as vague and indefinite).

Because the Supporting Statement fails to disclose that these terms were negotiated and agreed to by Compaq, the Supporting Statement creates and then builds upon the false impression that Mr. Capellas' employment agreement was the handiwork of HP. For example, the third paragraph the Supporting Statement states "[t]he amended agreement also granted immediate vesting of all Capellas' stock options when he resigned in November." By failing to state that the agreement was negotiated, entered into and subsequently amended by Compaq, the Supporting Statement implies that HP consented to providing these benefits. Likewise, the Supporting Statement quotes a third party who stated that Mr. Capellas "changed his employment agreement to yield himself millions of dollars," and described this as "one more egregious abuse of HP corporate governance." In the context of the Supporting Statement, these

[1] The Compaq/Capellas Agreement was effective as of October 20, 2000. Compaq and Mr. Capellas amended the employment agreement in an amendment dated December 26, 2001. HP acquired Compaq effective May 3, 2002.

quotes suggest that HP changed Mr. Capellas' employment agreement or that HP allowed Mr. Capellas to change the agreement by himself, thus continuing the Supporting Statement's pattern of failing to disclose that the agreement and its amendment were negotiated between Compaq (through its board of directors) and Mr. Capellas. Given these facts, quoting a statement that accuses HP of an "egregious abuse" of corporate governance is exactly the type of inflammatory and misleading innuendo that Rule 14a-9 is designed to keep out of a proxy statement.

This Supporting Statement is misleading in other ways as well:

- The statement that "[t]he amended agreement also granted immediate vesting of *all* Capellas' stock options when he resigned in November" (emphasis added) is misleading because most of Mr. Capellas' unvested options vested on the date that Compaq shareowners approved HP's acquisition of Compaq, which was prior to the date of Mr. Capellas' resignation.

- The Supporting Statement fails to state that the benefits under the Compaq/Capellas Agreement are not a foregone conclusion: in order to be entitled to the foregoing payments, Mr. Capellas must remain in compliance with his obligations under the Compaq/Capellas Agreement, including provisions relating to non-competition, non-solicitation and non-disparagement.

- The Supporting Statement's quotation from an article that criticizes HP for "failure to tie in a key executive," in this context, suggests that HP entered into an ineffective agreement with Mr. Capellas. In fact, the foregoing quote stands for a proposition that has no relevance to (or could in fact be contrary to) the subject of the Proposal, since HP would have had to enter into a new employment agreement with Mr. Capellas to "tie him in," and, in fact, the quoted article argues that HP should have entered into a new agreement with Mr. Capellas.

Therefore, the Supporting Statement is false and misleading in violation of the proxy rules, thereby rendering the Proposal excludable from HP's 2003 Proxy Materials under Rule 14a-8(i)(3).

B. The Proponent Makes Apparent Factual Statements in the Proposal without Accompanying Substantiation, Rendering these Statements Materially False or Misleading.

In the Proposal, the Proponent makes the following assertions lacking in citations, authority or support of any kind:

- "Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines."

- "Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary."

The Proponent makes the assertion that "[i]nstitutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines." This unsubstantiated statement is improperly presented as one of fact. In fact, when one examines the "Corporate Governance Core Principles and Guidelines" posted on the website of the California Public Employees Retirement System, the section addressing shareowner rights does not refer to votes on compensation or severance agreements. Without the proper citations, this uncorroborated statement may lead shareowners to assume that the individuals and entities listed support the Proposal.

Furthermore, the statement by the Proponent references "institutional investors," thereby implying that more than one institutional investor makes the alleged recommendation. However, the Proponent only cites one investor to support this statement. In *Boeing Company* (avail. February 7, 2001), the Staff required a similar statement to be deleted, and required the identification of unidentified parties referred to in another statement. That proposal stated "[m]any institutional investors believe that such trustees vote according to management's position" and "[m]eanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors." Boeing argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the deletion of the former statement and the inclusion of authority to specifically identify the institutional investors referenced in the latter statement.

The Proponent makes the assertion that "the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary." This statement is unsupported by any citation or reference that would corroborate the Proponent's claim.

The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). The shareowner proposal in *Boeing* included an assertion that "[m]anagement at the highest level of the company has stepped backward according to the standards of many institutional investors." The Staff found that this statement must be "revised to specifically identify the institutional investors referenced." Similarly, the

Proponent's supporting statements identified above do not contain the proper citations or support, and therefore may be omitted pursuant to Rule 14a-8(i)(3) unless such information is provided.

As HP did not enter into the Compaq/Capellas Agreement and HP did not commit an "egregious abuse of HP corporate governance," these and the surrounding statements that provide context for these allegations are false and misleading. The Proponent discusses the Compaq/Capellas Agreement in four of the six paragraphs in the Supporting Statement to bolster its viewpoint that implementation of the Proposal somehow will "remedy" such "egregious abuses." Because these false, misleading and inflammatory statements pervade the Supporting Statement, we believe that the Proposal is the type that is properly excludable under SLB 14, as it would require detailed and extensive editing to correct the Supporting Statement.

II. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

As discussed in Part I above, we strongly believe that there is ample support for exclusion of the Proposal given the numerous false and misleading statements contained in the Proposal and the amount of extensive editing that is required to bring the Proposal within the proxy rules. In fact, the false and misleading statements discussed in Part I comprise five of the six paragraphs in the Supporting Statement. However, if the Staff were to depart from the position that it set forth in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in HP's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In order to make the materially false and misleading statements in the Proposal not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. February 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. January 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by HP if they will cause the Proposal to exceed the 500-word limitation set forth in

Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

CONCLUSION

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from HP's 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ROM/eai
Attachment

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Service Employees International Union

70231802_3.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
SERVICE EMPLOYEES INTERNATIONAL UNION

SEIU
Stronger Together

December 4, 2002

Ms. Ann Baskins
Vice President, General Counsel and Secretary
Hewlett-Packard
3000 Hanover Street
Palo Alto, CA 94304

Dear Ms. Baskins:

On behalf of the SEIU Master Trust (the "Trust"), I write to give notice that, pursuant to the 2002 proxy statement of Hewlett-Packard (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Hewlett-Packard shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

RESOLVED, That the shareholders of Hewlett Packard ("HP" or the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements containing severance provisions.

SUPPORTING STATEMENT

After resigning as President of HP in November of 2002, Michael Capellas received a severance package valued at $14.4 million; three times his annual salary and expected annual bonus. According to the *London Financial Times,* Capellas' departure "prompted an 11 percent drop in HP's share price and raised questions among corporate governance experts over the computer-maker's failure to tie in a key executive".

The *New York Times* reported in November of 2002 that, during the "bitter proxy fight touched off" by plans to merge Compaq Computers (where Capellas had been CEO) and HP, "the senior management and directors of both companies portrayed Mr. Capellas as the ideal partner to [HP CEO] Carleton S. Fiorina". In the same article, the *Times* also wrote that Capellas' departure was "unsettling" to analysts.

In our opinion, Capellas' compensation agreement, amended in the midst of merger discussions between HP and Compaq Computers, provided incentive for Capellas to leave the company soon after the merger. Under the terms of Capellas' amended compensation agreement, when HP's CEO was named CEO of the newly merged company, Capellas was, in effect, removed as CEO of Compaq and thus became eligible to receive the generous severance package described above provided he resigned within one year of the change in control. The amended agreement also granted immediate vesting of all Capellas' stock options when he resigned in November. According to Jeffrey Sonnenfeld, the associate dean of Yale's School of Management, the fact that Capellas "changed his employment contract to yield himself millions of dollars" to leave the company is "one more egregious abuse of HP corporate governance".

We recognize that severance agreements such as those the Company entered into with Mr. Capellas may be appropriate in some circumstances. However, given the magnitude of the benefits payable under such agreements, we believe the Company should seek shareholder approval of any future such agreements. We believe that requiring shareholder approval of such agreements may also have the beneficial effect of insulating the Board of Directors from manipulation in the event an executive's employment must be terminated.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

SEIU
Stronger Together

RECEIVED
2002 DEC 30 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Hewlett Packard to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the SEIU Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Hewlett Packard ("HP" or the "Company"). The Proposal requests that HP seek shareholder approval for any future severance agreement with a senior executive that provides benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.

In a letter to the Commission dated December 9, 2002 (the "No-Action Request"), HP stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2003 annual meeting of shareholders. HP contends that the Proposal is so false and misleading that it should be excludable in its entirety. Although the Trust disagrees that the statements complained of by HP are materially false or misleading, the Trust has no objection to providing appropriate clarification and documentation for all but a few of the statements. Such revisions are minor and would require minimal attention from the SEC staff; accordingly, exclusion of the entire Proposal is not warranted.

The Proposal's supporting statement discusses in some detail the severance agreement entered into between Compaq and its CEO Michael Capellas (the "Capellas Agreement") during merger discussions between HP and Compaq and assumed by HP by operation of law in connection with the merger. The Capellas Agreement was criticized when Mr. Capellas left HP sooner after the merger than some investors and commentators had anticipated.

The Capellas Agreement contained a so-called "walkaway window" entitling Mr. Capellas to severance benefits if he voluntarily quit within one year after a change of control. According to compensation consultant Frederic Cook, "The ability to voluntarily terminate and receive severance pay and benefits conflicts with the fundamental purpose of severance pay and creates conflicts between executives and shareholder interests." ("Land Mines to Watch out for in CEO Severance and Change-in-Control Arrangements," Dec. 14, 2001, handout provided at January

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

2002 Council of Institutional Investors discussion session on executive compensation)

HP is concerned that the supporting statement does not make sufficiently clear to shareholders that the Capellas Agreement was negotiated by and entered into by Compaq, not HP. Although the Trust believes that the Proposal, as drafted, does not materially mislead shareholders, the Trust is willing to revise the proposal in two respects to ensure that shareholders are not confused on this point.

The Trust proposes to change the first sentence of the fourth paragraph of the supporting statement to "We recognize that severance agreements such as the one between Compaq and Capellas, which was assumed by HP when it merged with Compaq, may be appropriate in some circumstances." In addition, the Trust is amenable to deleting the last sentence of the third paragraph, quoting Associate Dean Sonnenfeld's characterization of the Capellas Agreement as "one more egregious abuse of HP corporate governance."

The Trust believes that these changes make it abundantly clear that the Capellas Agreement was negotiated and entered into by Compaq, not HP. Contrary to HP's assertion, however, the Trust does not believe that it is necessary to state that HP was not the original signatory each time a provision of the agreement is mentioned. For example, the statement regarding the immediate vesting of Mr. Capellas' stock options under the Capellas Agreement does not create the misleading impression that HP "consented to providing these benefits," especially in light of the above-described changes the Trust is willing to make.

HP also complains that the statement regarding immediate vesting of Mr. Capellas' options upon his resignation is misleading because in fact most of those options had vested when shareholders approved the HP-Compaq merger. Putting to one side the fact that such vesting upon shareholder approval is disfavored by many corporate governance experts (witness the furor over a similar provision following the collapse of the Sprint-WorldCom merger), the fact that the Capellas Agreement provided for vesting of the remaining options is relevant to the Proposal and is truthful. If HP believes that shareholders would be persuaded to vote against the Proposal by highlighting the fact of the earlier vesting, it is free to do so in its statement in opposition.

HP contends that the supporting statement is materially misleading to shareholders because it does not state that Mr. Capellas could forfeit his rights under the Capellas Agreement if he violates its terms. A 500-word shareholder proposal need not explore every term of an agreement, especially where the term is so commonplace that shareholders would assume its existence in the absence of an explicit discussion. To describe the circumstances under which Mr. Capellas would lose his entitlement to receive benefits under the Capellas Agreement could itself require 500 or more words, and such discussion would not provide information material to shareholders' decision whether to vote for the Proposal.

Confusingly, HP claims that a quotation from the London Financial Times reporting criticism over HP's "failure to tie in a key executive" suggests that HP entered into the Capellas Agreement. The only reasonable conclusion a shareholder could draw from the quoted statement, however, is that some corporate governance experts believe HP should have sought, after the merger, to renegotiate the Capellas Agreement to remove the incentive it provided to leave the merged company. Indeed, this criticism is perfectly consistent with HP's non-involvement in the original negotiations, a point which HP stresses throughout the No-Action Request.

Finally, HP challenges two statements regarding institutional investor support for shareholder approval of executive severance arrangements. HP is correct that the current version of the California Public Employees' Retirement System's ("CalPERS'") proxy voting and governance guidelines does not address the issue; the supporting statement was drafted in reliance on an earlier version of those documents, which is no longer available on CalPERS' web site. Accordingly, the Trust proposes to delete that sentence. With respect to the Council of Institutional Investors core policy, the Trust will add the relevant web site address after the last sentence of the sixth paragraph. Also, the Trust believes that "of severance agreements" should be added to that sentence, in light of the deletion of the prior sentence, for purposes of clarity.

A revised version of the Proposal, which reflects the changes the Trust has suggested herein, is attached. Addressing HP's concern over word count, we note that the word count of the revised proposal stands at 439, well below the 500-word limit. Please do not hesitate to call me on 202-639-7612 if you have any questions or need anything further.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh
Enclosure

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher, LLP
Fax 202-530-9569

RESOLVED

That the shareholders of Hewlett Packard ("HP" or the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements containing severance provisions.

SUPPORTING STATEMENT

After resigning as President of HP in November of 2002, Michael Capellas received a severance package valued at $14.4 million; three times his annual salary and expected annual bonus. According to the *London Financial Times,* Capellas' departure "prompted an 11 percent drop in HP's share price and raised questions among corporate governance experts over the computer-maker's failure to tie in a key executive."

The *New York Times* reported in November of 2002 that, during the "bitter proxy fight touched off" by plans to merge Compaq Computers (where Capellas had been CEO) and HP, "the senior management and directors of both companies portrayed Mr. Capellas as the ideal partner to [HP CEO] Carleton S. Fiorina." In the same article, the *Times* also wrote that Capellas' departure was "unsettling" to analysts.

In our opinion, Capellas' compensation agreement, amended in the midst of merger discussions between HP and Compaq Computers, provided incentive for Capellas to leave the company soon after the merger. Under the terms of Capellas' amended compensation agreement, when HP's CEO was named CEO of the newly merged company, Capellas was, in effect, removed as CEO of Compaq and became thus became eligible to receive the generous severance package described above provided he resigned within one year of the change in control. The amended agreement also granted immediate vesting of all Capellas' stock options when he resigned in November.

We recognize that severance agreements such as the one between Compaq and Capellas, which was assumed by HP when it merged with Compaq, may be appropriate in some circumstances. However, given the magnitude of the benefits payable under such agreements, we believe the Company should seek shareholder approval of any future such agreements. We believe that requiring shareholder approval of such agreements may also have the beneficial effect of insulating the Board of Directors from manipulation in the event an executive's employment must be terminated.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon.

The Council of Institutional Investors favors shareholder approval of severance agreements if the amount payable exceeds 200% of the senior executive's annual base salary. (www.cii.org/corp_governance.asp)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

The proposal urges the board of directors to seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur with your view that Hewlett-Packard may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the sentence that begins "The amended agreement also granted . . ." and ends ". . . when he resigned in November" to clarify that the agreement applied to unvested options and that the options vested when shareholders approved the merger agreement with Hewlett-Packard and Compaq Computers;

- delete the sentence that begins "According to Jeffrey Sonnenfeld . . ." and ends ". . . abuse of HP corporate governance";

- revise the sentence that begins "We recognize that severance agreements . . ." and ends ". . . in some circumstances" to clarify that the employment agreement was negotiated with Compaq Computers and that Hewlett-Packard assumed the agreement; and

- provide factual support in the form of a citation to a specific source for the sentences that begin "Institutional investors such as . . ." and end ". . . executive's annual base salary."

Accordingly, unless the proponent provides Hewlett-Packard with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Hewlett-Packard omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor